

BP 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

SEC FILE NUMBER
8- 36812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAXWELL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 WEST BIG BEAVER ROAD, SUITE 425
(No. and Street)

TROY	MICHIGAN	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRANCE G. MAXWELL (248) 362-3100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOISVENU & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

30600 TELEGRAPH ROAD, SUITE 1300	BIRMINGHAM	MICHIGAN	48025
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, TERRANCE G. MAXWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAXWELL INVESTMENT CORPORATION, as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

JENNIFER R. PETKASH
Notary Public, Macomb County, MI
My Commission Expires 10/12/2002
"Macomb County Notary Acting in Oakland County"

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (1) (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1) (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- (2) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N/A = NOT APPLICABLE
(1) = SEE NOTES TO THE FINANCIAL STATEMENTS
(2) = SEE INDEPENDENT AUDITORS' REPORT OF INTERNAL CONTROL STRUCTURE

BOISVENU & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
30600 TELEGRAPH ROAD, SUITE 1300 • BIRMINGHAM, MICHIGAN 48025 • TEL (248)647-7200 FAX (248)647-4770

MEMBER
MICHIGAN ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Maxwell Investment Corporation

We have audited the accompanying balance sheets of Maxwell Investment Corporation (a Michigan corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxwell Investment Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Boisvenu & Company, P.C.

January 29, 2002

MAXWELL INVESTMENT CORPORATION

BALANCE SHEETS

DECEMBER 31

	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 6,313	$ 7,700
Prepaid expenses	370	370
Total Current Assets	6,683	8,070
Non-current Assets		
Office equipment	3,145	3,145
Less accumulated depreciation	3,145	3,145
Total Non-current Assets	-	-
TOTAL ASSETS	$ 6,683	$ 8,070
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Due to related parties	$ -	$ 517
Total Current Liabilities	-	517
Stockholder's Equity		
Common stock - $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	17,452	17,452
Retained deficit	(11,769)	(10,899)
Total Stockholder's Equity	6,683	7,553
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,683	$ 8,070

See accompanying notes to financial statements.

MAXWELL INVESTMENT CORPORATION

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31

	2001	2000
INCOME		
Commissions	$ 1,453	$ 1,818
Interest and other income	4,993	3,005
Total Income	6,446	4,823
EXPENSES		
Office expenses	4,000	3,500
Other operating expenses	3,316	2,134
Total Expenses	7,316	5,634
NET LOSS	$ (870)	$ (811)

See accompanying notes to financial statements.

MAXWELL INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Paid-In	Retained	Total Stock-holder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 1999	1,000	$ 1,000	$ 17,452	$ (10,088)	$ 8,364
Net loss for the year ended December 31, 2000				(811)	(811)
Balance at December 31, 2000	1,000	1,000	17,452	(10,899)	7,553
Net loss for the year ended December 31, 2001				(870)	(870)
Balance at December 31, 2001	1,000	$ 1,000	$ 17,452	$ (11,769)	$ 6,683

See accompanying notes to financial statements.

MAXWELL INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (870)	$ (811)
Adjustments to reconcile net loss to net cash provided by operating activities		
Decrease in operating liabilities		
Due to related parties	(517)	
NET CASH USED IN OPERATING ACTIVITIES	(1,387)	(811)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,387)	-
CASH AND CASH EQUIVALENTS, beginning of year	7,700	8,511
CASH AND CASH EQUIVALENTS, end of year	$ 6,313	$ 7,700

See accompanying notes to financial statements.

MAXWELL INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company

The Company was incorporated on April 1, 1986. The Company is a fully disclosed broker-dealer that deals principally in general securities and direct participation programs on a commission basis.

Methods of Accounting

Commission revenues and commission expenses are recorded on a trade-date basis.

Income Taxes

The Company has elected to have its income taxed directly to its stockholders in accordance with provisions of the Internal Revenue Code for S Corporations.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on a straight-line basis over the estimated useful life of ten years. It is the Company's policy to capitalize property and equipment with a cost of $750 or more.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of twelve months or less to be cash equivalents.

2. RELATED PARTY TRANSACTIONS

The stockholder of the Company is also a stockholder of Maxwell Financial Services, Inc. (MFS), Maxwell Advisory Services, Inc. (MAS), and Maxwell Business Centers, Inc. (MBC). Under the terms of a 1989 agreement between the companies, substantially all expenses of the Company are paid by the related companies. In return, all the income received by the Company, less commissions or similar remuneration is paid to the related companies. However, the related companies waive their rights to receive any payments from the Company if the existence of such a right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the United States Securities and Exchange Commission or the rules of any national securities association or any self-regulated Company of which the Company may become a member. During the year ended December 31, 2001, the Company received $4,966 from MAS which is accounted for as other income in the accompanying statement of income.

Charges from related parties were $4,000 for the year ended December 31, 2001.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $6,313 and $7,183, respectively, which was $1,313 and $2,183, respectively, in excess of its required net capital of $5,000.

4. COMPUTATION OF NET CAPITAL

	2001	2000
Total ownership equity	$ 6,683	$ 7,553
Deductions for nonallowable assets		
Prepaid expenses	370	370
	370	370
Total allowable assets	6,313	7,183
Haircuts on security positions		
Net capital	6,313	7,183
Minimum net capital required	5,000	5,000
Net capital in excess of minimum requirement	$ 1,313	$ 2,183

5. STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to claims of general creditors during the years ended December 31, 2001 and 2000.

MAXWELL INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

6. RECONCILIATION PURSUANT TO RULE 17a5(D)(4)

Differences were due to rounding.

	Audited Financial	Unaudited Focus II	Difference
December 31, 2001:			
Total ownership equity	$ 6,683	$ 6,684	$ (1)
Deductions for nonallowable assets			
Prepaid expenses	370	370	
	$ 6,313	$ 6,314	(1)
December 31, 2000:			
Total ownership equity	$ 7,553	$ 7,554	$ (1)
Deductions for nonallowable assets	370	370	
	7,183	7,184	(1)

7. BROKER-DEALER RESERVE REQUIREMENT AND POSSESSION AND CONTROL REQUIREMENTS

The Company forwards all customer transactions to another broker-dealer on a fully disclosed basis, therefore, there is no requirement under Rule 15c3-3 of the United States Securities and Exchange Act of 1934 for possession and control of customer securities and the Company is not required to maintain a "reserve bank account" for the exclusive benefit of customers.

MAXWELL INVESTMENT CORPORATION

NOTICE OF AVAILABILITY FOR EXAMINATION
OF FINANCIAL STATEMENTS

The financial statements of Maxwell Investment Corporation at December 31, 2001 and 2000, are available for examination at 755 W. Big Beaver Road, Suite 425, Troy, Michigan 48084, and at the regional office of the United States Securities and Exchange Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

BOISVENU & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

30600 TELEGRAPH ROAD, SUITE 1300 • BIRMINGHAM, MICHIGAN 48025 • TEL (248)647-7200 FAX (248)647-4770

MEMBER
MICHIGAN ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors of
Maxwell Investment Corporation

In planning and performing our audit of the financial statements of Maxwell Investment Corporation for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the board of directors, management, the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Boisvenu & Company, P.C.

January 29, 2002

MAXWELL INVESTMENT CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

BOISVENU & COMPANY, P.C.
Certified Public Accountants
Birmingham, Michigan

MAXWELL INVESTMENT CORPORATION

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